Exhibit 99.1

Xiaoling Qian Appointed to Board of Directors of Opera Limited

OSLO, Norway, June 8, 2021 -- Opera Limited (Nasdaq: OPRA) (“Opera”), one of the world's largest internet consumer brands with hundreds of millions of users worldwide, today announced that Ms. Xiaoling Qian has joined Opera's Board of Directors.

Xiaoling Qian is an executive of Kunlun (300418:CH), a Beijing based mobile gaming and Internet company that is Opera’s largest shareholder. Ms. Qian has taken a leading role in managing Kunlun’s investment in Opera and has worked with our other board members and the Opera management team since 2016.

Ms. Qian will serve as a replacement for another Kunlun executive, Tian Jin, on the Opera board. Mr. Jin has resigned from the Opera board to focus on his other pursuits.

"Xiaoling has supported Opera since Kunlun first invested in the company in 2016. She brings a good understanding of the business and knowledge about the Opera team to the Board, and we are excited to welcome her into this role." said Yahui Zhou, Chairman and CEO of Opera Limited.

About Opera Limited

Opera is a global web innovator. Opera's browsers, news products and fintech solutions are the trusted choice of hundreds of millions of users worldwide. Opera is headquartered in Oslo, Norway and listed on the NASDAQ stock exchange (OPRA). Download the Opera browser from www.opera.com.

For investor inquiries, please contact:  investor-relations@opera.com

For media inquiries, please contact: Email: press-team@opera.com